CKE Restaurants, Inc.

6307 Carpinteria Ave., Ste. A

Carpinteria, California 93013

November 10, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention:	Justin Dobbie Special Counsel

Re:

CKE Restaurants, Inc. and the Additional Registrants Listed Below

Registration Statement on Form S-4 (File No. 333-169977), (File No. 333- 169977-01), (File No. 333-169977-02), (File No. 333-169977-03), (File No. 333- 169977-04), (File No. 333-169977-05), (File No. 333-169977-06), (File No. 333- 169977-07), (File No. 333-169977-08), (File No. 333-169977-09), (File No. 333- 169977-10), (File No. 333-169977-11), (File No. 333-169977-12) and (File No. 333-169977-13)(the “Registration Statement”)

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CKE Restaurants, Inc., CKE Distribution, LLC, Aeroways, LLC, Carl Karcher Enterprises, Inc., Hardee’s Food Systems, Inc., Spardee’s Realty, Inc., HED, Inc., Burger Chef Systems, Inc., Santa Barbara Restaurant Group, Inc., GB Franchise Corporation, Channel Islands Roasting Company, CKE REIT II, Inc., Carl’s Jr. Region VIII, Inc. and Flagstar Enterprises, Inc. (collectively, the “Company”) hereby request acceleration of the effective date of the above referenced Registration Statement so that the Registration Statement becomes effective at 3:00 p.m., Eastern Time, on November 12, 2010, or as soon as practicable thereafter.

The Company acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Howard A. Kenny of Morgan, Lewis & Bockius LLP at (212) 309-6843 with any questions you may have concerning this request. In addition, please notify Mr. Kenny when this request for acceleration has been granted.

CKE RESTAURANTS, INC.

By:	/s/ Theodore Abajian

Name: Theodore Abajian
Title: Chief Financial Officer

CKE DISTRIBUTION, LLC

By:	CKE Restaurants, Inc., as Sole Member

By:	/s/ Theodore Abajian

Name: Theodore Abajian
Title: Chief Financial Officer

AEROWAYS, LLC

By:	CKE Restaurants, Inc., as Sole Member

By:	/s/ Theodore Abajian

Name: Theodore Abajian
Title: Chief Financial Officer

CARL KARCHER ENTERPRISES, INC.

By:	/s/ Theodore Abajian

Name: Theodore Abajian
Title: Chief Financial Officer

HARDEE’S FOOD SYSTEMS, INC.

By:	/s/ Theodore Abajian

Name: Theodore Abajian
Title: Chief Financial Officer

SPARDEE’S REALTY, INC.

By:	/s/ Theodore Abajian

Name: Theodore Abajian
Title: Chief Financial Officer

HED, INC.

By:	/s/ Theodore Abajian

Name: Theodore Abajian
Title: Chief Financial Officer

BURGER CHEF SYSTEMS, INC.

By:	/s/ Theodore Abajian

Name: Theodore Abajian
Title: Chief Financial Officer

SANTA BARBARA RESTAURANT GROUP, INC.

By:	/s/ Theodore Abajian

Name: Theodore Abajian
Title: Chief Financial Officer

GB FRANCHISE CORPORATION

By:	/s/ Theodore Abajian

Name: Theodore Abajian
Title: Chief Financial Officer

CHANNEL ISLANDS ROASTING COMPANY

By:	/s/ Theodore Abajian

Name: Theodore Abajian
Title: Chief Financial Officer

CKE REIT II, INC.

By:	/s/ Theodore Abajian

Name: Theodore Abajian
Title: Chief Financial Officer

CARL’S JR. REGION VIII, INC.

By:	/s/ Theodore Abajian

Name: Theodore Abajian
Title: Chief Financial Officer

FLAGSTAR ENTERPRISES, INC.

By:	/s/ Theodore Abajian

Name: Theodore Abajian
Title: Chief Financial Officer

cc:	Howard A. Kenny, Esq. (Morgan, Lewis & Bockius LLP)